SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                              KAISER VENTURES, INC.
                              ---------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.03 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   483088 10 0
                                   -----------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

              Ronald E. Bitonti, Chairman, Administrative Committee
             New Kaiser Voluntary Employees' Beneficiary Association
                           9810 Sierra Avenue, Suite A
                                Fontana, CA 92335
                                 (909) 356-3663
       -------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                  June 29, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
                 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No.         483088 10 0

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1.       Name of Reporting Person           New Kaiser Voluntary Employees'
                                            Beneficiary Association
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         S.S. or I.R.S. Identification
         No. of Above Person                33-0330153
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2.       Check the Appropriate Box                            (a) |_|
         if a Member of a Group                               (b) |_|
         (See Instructions)
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3.       SEC Use Only
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4.       Source of Funds                    not applicable
         (See Instructions)
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5.       Check Box if Disclosure of Legal
         Proceedings is Required Pursuant                        |_|
         to Items 2(d) or 2(e)
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6.       Citizenship or Place
         of Organization                    California
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Number of                  7.   Sole Voting Power               3,387,937
Shares                     -----------------------------------------------------
Beneficially               8.   Shared Voting Power
Owned by                   -----------------------------------------------------
Each                       9.   Sole Dispositive Power          3,387,937
Reporting                  -----------------------------------------------------
Person With                10.  Shared Dispositive Power
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11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                         3,387,937
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented
         by Amount in Row (11)           3,387,937 divided by 10,535,896 = 32.2%
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         (See Instructions)                                     EP

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

ITEM 1.  SECURITY & ISSUER

         Common stock, par value $.03.

         Kaiser Ventures, Inc.
         3633 East Inland Empire Blvd.
         Suite 850
         Ontario, CA  91764

ITEM 2.  IDENTITY & BACKGROUND

         (a)      New Kaiser Voluntary Employees' Beneficiary Association

         (b)      Suite A
                  9810 Sierra Avenue
                  Fontana, CA  92335

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Organized in California.

ITEM 3.  SOURCE & AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The Coleridge Group ("Coleridge") has investment authority and has fiduciary duty with respect to the shares of the Company owned by New Kaiser Voluntary Employees' Beneficiary Association (the "VEBA"). The VEBA currently owns 3,387,937 shares of the Company, representing 32.2% of the Company's outstanding common stock.

         Mr. Gary Gibbons, an investment manager and the sole proprietor of Coleridge, was appointed to the Board of Directors of Kaiser on April 7, 1998. His continued service on the Board is subject to his election at Kaiser's 1998 Annual Meeting of Shareholders to be held on June 30, 1998. Mr. Gibbons is among those persons nominated by Kaiser's Board of Directors to stand for election at the Annual Meeting. The Board has only nominated the number of persons necessary to fill the available seats on the Board, and there are no persons standing for election in opposition to the Board's nominees. Directors are elected by a plurality of the votes cast.

         The VEBA, through Coleridge, intends to use its shares of Kaiser to vote for the election of Mr. Gibbons at the Annual Meeting as well as for the other individuals nominated to the Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 3,387,937 (shares of issuer held by New Kaiser Voluntary Employees' Beneficiary Association) divided by 10,535,896 (issued and outstanding shares of issuer) = 32.2%

         (b)      3,387,937.

         (c)      Not applicable.
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
         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 1998

                                                 NEW KAISER VOLUNTARY EMPLOYEES'
                                                 BENEFICIARY ASSOCIATION


                                                 /s/ Ronald E. Bitonti
                                                 -------------------------------
                                                 Ronald E. Bitonti, Chairman,
                                                  Administrative Committee

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